Exhibit 99.1

NEWS RELEASE

Fortuna to release fourth quarter and full year 2025 financial results on February 18, 2026; Conference call at 12 p.m. Eastern time on February 19, 2026

Vancouver, British Columbia, February 11, 2026: Fortuna Mining Corp. (NYSE: FSM | TSX: FVI) announces that it will release its financial statements and MD&A for the fourth quarter and full year 2025 on Wednesday, February 18, 2026, after market close.

A conference call to discuss the financial and operational results will be held on Thursday, February 19, 2026, at 9:00 a.m. Pacific time | 12:00 p.m. Eastern time. Hosting the call will be Jorge A. Ganoza, President and CEO, Luis D. Ganoza, Chief Financial Officer, David Whittle, Chief Operating Officer - West Africa, and Cesar Velasco, Chief Operating Officer - Latin America.

Shareholders, analysts, media and interested investors are invited to listen to the live conference call by logging onto the webcast at https://www.webcaster5.com/Webcast/Page/1696/53601 or over the phone by dialing in just prior to the starting time.

Conference call details:

Date: Thursday, February 19, 2026

Time: 9:00 a.m. Pacific time | 12:00 p.m. Eastern time

Dial in number (Toll Free): +1.888.506.0062

Dial in number (International): +1.973.528.0011

Access code: 128834

Replay number (Toll Free): +1.877.481.4010

Replay number (International): +1.919.882.2331

Replay passcode: 53601

Playback of the earnings call will be available until Thursday, March 5, 2026. Playback of the webcast will be available until Friday, February 19, 2027. In addition, a transcript of the call will be archived on the Company’s website.

About Fortuna Mining Corp.

Fortuna Mining Corp. is a Canadian precious metals mining company with three operating mines and a portfolio of exploration projects in Argentina, Côte d’Ivoire, Mexico, and Peru, as well as the Diamba Sud Gold Project in Senegal. Sustainability is at the core of our operations and stakeholder relationships. We produce gold and silver while creating long-term shared value through efficient production, environmental stewardship, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Mining Corp.

Investor Relations:

Carlos Baca | info@fmcmail.com | fortunamining.com | X | LinkedIn | YouTube | Instagram | TikTok